AMENDED AGREEMENT TO NOTE

This AMENDED AGREEMENT TO NOTE (this "AGREEMENT") is made as of February 5, 2016 by and between BioCorRx, Inc. a Nevada corporation with principal offices at 601 N. Parkcenter Drive, Suite 103, Santa Ana, CA 92705 (the "Company") and Iconic Holdings, LLC, a Delaware limited liability company with principal offices at 2251 San Diego Ave, Suite B-150, San Diego, CA 92110 (the "Investor"). As used herein, the term "Parties" shall be used to refer to the Company and Investor jointly.

WHEREAS:

A. The Company issued a convertible debenture dated February 1, 2016 to the Investor with a face value of $88,000 (the "Note").

B. Per the Section 1.00 (e) of the Note, the Company is to reserve shares from treasury for the Investor in the amount of four times the number of shares of Common Stock as shall be issuable upon the conversion of this Note (the "Required Reserve").

C. As of the closing date, the Company does not have enough authorized, but unissued shares to put the Required Reserve in place for the Investor.

NOW THEREFORE THE PARTIES AGREE AS FOLLOWS:

The Investor agrees to **temporarily** release the Company from its responsibility under Section 1.00 (e) of the Note and the Company agrees to the following:

1. The Company will immediately reserve 22,000,000 shares in the Investor's name for conversion of the Note.
2. The Company will, within 45 calendar days from the date of this agreement, file with the Secretary of State of Nevada to increase its number of authorized common shares to a level sufficient to meet the Required Reserve of the Note. Once the increase is effective, the Company will, within 5 business days, provide its transfer agent of record with the proper documentation to increase the recorded authorized shares count and, if necessary, execute a new Transfer Agent Instruction Letter to meet the Note's Required Reserve.

The temporary relief from Section 1.00(e) allows for 45 days to file for the increase in authorized shares of common stock. If this filing does not occur within 45 calendar days, Section 1(e) of the Note immediately goes back into effect. The Company understands and agrees that it is executing this agreement to induce the investor into funding the Note and that any failure to execute on the above items will cause the Note to be out of compliance, potentially causing a default situation.

BioCorRx, Inc.	**Iconic Holdings, LLC**
By: Lourdes Felix	By: [signature]
Name: Lourdes Felix	Name: Justin Ederle
Title: CFO	Title: Manager